Filed Pursuant to Rule 433

Registration No. 333-236143

Issuer Free Writing Prospectus

Relating to Preliminary Prospectus Supplement dated June 21, 2021

GLADSTONE COMMERCIAL CORPORATION

6.00% SERIES G CUMULATIVE REDEEMABLE PREFERRED STOCK

($25.00 LIQUIDATION PREFERENCE PER SHARE)

Final Term Sheet

June 21, 2021

Issuer:	Gladstone Commercial Corporation

Securities Offered:	6.00% Series G Cumulative Redeemable Preferred Stock (the “Series G Preferred Stock”)

Number of Shares Offered:	4,000,000 shares

Trade Date:	June 21, 2021

Settlement and Delivery Date:	June 28, 2021 (T+5)

Public Offering Price:	$25.00 per share, $100.0 million in aggregate

Underwriting Discount:	$0.7875 per share, $3,150,000 total

Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share, $96,850,000 total

Maturity:	Perpetual (unless redeemed by the Issuer on or after June 28, 2026, pursuant to the optional redemption right described below, or redeemed by the Issuer at any time pursuant to the special optional redemption right described below, or redeemed by the Issuer at the option of an investor in connection with a Change of Control or Delisting Event (each as defined below) as described below, or redeemed by the Issuer pursuant to its charter to maintain its status as a real estate investment trust (“REIT”) for federal income tax purposes)

Dividend Rate:	6.00% per annum on the $25.00 liquidation preference (equivalent to $1.50 per annum per share).

Dividend Payment Date:	Payable monthly in arrears on the last day of each month, beginning on July 31, 2021; provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day.

Liquidation Preference:	$25.00 per share

Optional Redemption Rate:	Not redeemable prior to June 28, 2026, except under circumstances intended to maintain the Issuer’s qualification as a REIT for federal income tax purposes, as described below under “Special Optional Redemption” or as otherwise described in the Preliminary Prospectus Supplement. On and after June 28, 2026, the Issuer may, at its option, redeem the Series G Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the redemption date.

Special Optional Redemption:	Upon the occurrence of a Change of Control or Delisting Event, the Issuer may, at its option, redeem the shares of Series G Preferred Stock,

in whole or in part and within 120 days after the first date on which the Change of Control occurred or 120 days after the date of the Delisting Event, as applicable, by paying $25.00 per share, plus an amount equal to any accrued and unpaid dividends to, but not including, the redemption date (unless the redemption date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend will be included in the redemption price), on each share of Series G Preferred Stock to be redeemed.

Change of Control:	Occurs when, after the original issuance of the Series G Preferred Stock, the following have occurred and are continuing:

•

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger, conversion or other acquisition transaction or series of purchases, mergers, conversions or other acquisition transactions, of shares of the Issuer’s stock entitling that person to exercise more than 50% of the total voting power of all outstanding shares of the Issuer’s stock entitled to vote generally in the election of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•

following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common equity securities listed on the Nasdaq Global Select Market (“Nasdaq”), the New York Stock Exchange (the “NYSE”) or the NYSE American LLC, or listed or quoted on an exchange or quotation system that is a successor to Nasdaq, the NYSE or the NYSE American LLC.

Delisting Event:	Occurs when, after the original issuance of the Series G Preferred Stock (whether before or after June 28, 2026), both (i) the Series G Preferred Stock is not listed on Nasdaq, the NYSE or the NYSE American LLC or listed or quoted on an exchange or quotation system that is a successor to Nasdaq, the NYSE or the NYSE American LLC and (ii) the Issuer is not subject to the reporting requirements of the Exchange Act, but any Series G Preferred Stock is outstanding.

Redemption at Option of Holders upon a Change of Control or Delisting Event:	If a Change of Control or Delisting Event occurs at any time the Series G Preferred Stock is outstanding, then each holder shall have the right, at such holder’s option, to require the Issuer to redeem for cash any or all of such holder’s shares of Series G Preferred Stock at a redemption price equal to the liquidation preference of $25.00 per share, plus any amount equal to all accrued but unpaid dividends to, but not including, the redemption date; provided, however, that a holder shall not have any right of redemption with respect to any shares of Series G Preferred Stock being called for redemption pursuant to the Issuer’s optional redemption right, special optional redemption right, or the Company’s requirement to redeem in order to maintain the Issuer’s qualification as a REIT.

Proposed Nasdaq Global Select Market Listing Symbol:	GOODO

CUSIP:	376536 884

ISIN:	US3765368846

Joint Book-Running Managers:	Stifel, Nicolaus & Company, Incorporated
Goldman Sachs & Co. LLC

B. Riley Securities, Inc.

Robert W. Baird & Co. Incorporated

Co-Managers:	Janney Montgomery Scott LLC

Ladenburg Thalmann & Co. Inc.

Colliers Securities LLC

Wedbush Securities Inc.

The Issuer has filed a registration statement (including a base prospectus dated February 11, 2020) and a preliminary prospectus supplement dated June 21, 2021 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate Department, One South Street, 15th Floor, Baltimore, MD 21202, by calling toll-free 855-300-7136 or writing to syndprospectus@stifel.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, or by email: Prospectus-ny@ny.email.gs.com; B. Riley Securities, Inc. by writing to prospectuses@brileyfbr.com; or Robert W. Baird & Co. Incorporated, 777 E. Wisconsin Avenue, Milwaukee, Wisconsin 53202, Attention: Syndicate Department, facsimile:(414) 298-7474, or by email at syndicate@rwbaird.com.